Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407. 4990 mnussbaum@loeb.com

January 18, 2008
Larry Spirgel, Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3720

Re:	Spring Creek Acquisition Corp. Registration Statement on Form S-1 Amended December 14, 2007 File No. 333-147284

Dear Mr. Spirgel:

On behalf of our client, Spring Creek Acquisition Corp., a Cayman Island corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (No. 333-147284) (the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of Amendment No. 2 and all exhibits filed therewith.

Amendment No. 2 responds to the comments set forth in the Staff’s letter dated December 21, 2007 (the “Staff’s Letter”).

In order to facilitate your review of Amendment No. 2, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 2.

Larry Spirgel, Assistant Director January 18, 2008 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Opportunity for Shareholder approval of Business Combination, page 8

1.
We note your response to prior comment 7. Please revise the disclosure on the top of page 57 to clarify that the 10 days notice of a meeting is more than the 5 days notice required by Cayman Islands law.

The disclosure on page 57 of the Registration Statement has been revised in accordance with the Staff’s comment.

An investment in this offering may involve adverse U.S. federal income tax consequences because the conversion or liquidation price per share is greater than an investor’s initial tax basis in our ordinary shares, page 36

2.
We note your response to prior comment 17 and are unable to agree. You have highlighted this potential adverse U.S. federal income tax consequence to investors in your risk factors section so you must consider it a material risk to investors. In addition, you indicate that you intent “to take a contrary position” so investors are entitled to an opinion of counsel as to the issue. Therefore, we reissue our original comment requesting an opinion of tax counsel be filed as an exhibit to the registration statement.

The Company does not consider this to be a material risk to investors and has therefore deleted the risk factor on page 36.

Note 6 - Commitments, page F-10

3.
We reissue our prior comment 24. Please tell us how you plan to value and account for the insider warrants. We note that a portion of the warrants will be sold to officers and directors. In this regard, tell us how you will determine the fair value of the warrants and provide us with your journal entries. Refer to SFAS 123(R).

Note 6 to the Company’s financial statements has been revised to clarify that the warrants will be accounted for as permanent equity. However, if it is determined, at the time of the proposed offering, that the fair value of such warrants exceeds the $1.00 purchase price, the Company would record compensation expense for the excess of the fair value of the warrants on the day of purchase over the $1.00 purchase price in accordance with SFAS 123(R).

Larry Spirgel, Assistant Director January 18, 2008 Page 3

The Company will use the following journal entries prior to the warrants being exercised:

Debit Cash;

Debit Compensation; and

Credit Equity (Warrants).

The Company will use the following journal entries after the warrants are exercised:

Debit Cash;

Credit Additional Paid-in Capital; and

Credit Stock for the par value.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Loeb & Loeb LLP